Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	For the Three Months Ended October 31,
	2011	2010
Net income available to stockholders	$1,075	$2,519
Less: Distributed and undistributed earnings allocated to nonvested stock	(16)	(17)
Earnings available to common shareholders	$1,059	$2,502
Shares Calculation
Average shares outstanding - Basic Common	5,114	5,086
Average shares outstanding - Basic Class B Common	1,920	1,897
Potential Common Stock relating to stock options	66	140
Average shares outstanding - Assuming dilution	7,100	7,123
Net Income Per Share: Basic Common	$0.16	$0.38
Net Income Per Share: Basic Class B Common	$0.12	$0.30
Net Income Per Share: Diluted	$0.15	$0.35

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